UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 333-69921

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PRIORITY HEALTHCARE CORPORATION 401(K)

PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIORITY HEALTHCARE CORPORATION

250 Technology Park

Lake Mary, Florida 32746

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements

Report of Independent Registered Certified Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, as of December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

* Supplemental Schedule

Schedule 1 – Schedule of Assets Held for Investment Purposes at End of Year

*	Other schedules required by Section 2520.103-10 of the United States Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23.1 - Consent of Tedder, James, Worden & Associates, P.A.

Report of Independent Registered Certified Public Accounting Firm

To the Administrator and Participants of the

    Priority Healthcare Corporation

    401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Priority Healthcare Corporation 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tedder, James, Worden & Associates, P.A.

Orlando, Florida

June 17, 2005

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Registered investment companies	$8,380,645	$5,922,941
Common collective trust	1,968,821	1,512,045
Priority Healthcare Corporation common stock	1,396,872	1,314,193
Participant loans	283,659	209,571

Total investments	12,029,997	8,958,750

Receivables:
Employer’s contribution	435,354	838,565
Participants’ contributions	80,947	86,115

Total receivables	516,301	924,680

Cash	26,634	210

Net assets available for benefits	$12,572,932	$9,883,640

See the accompanying notes to financial statements.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$176,892
Net appreciation in fair value of investments	725,642

Total investment income	902,534

Contributions:
Participants’	2,004,884
Employer’s	435,354
Participants’ rollovers from other qualified plans	338,786

Total contributions	2,779,024

Total additions	3,681,558

Deductions from net assets attributed to:
Benefits paid to participants	991,819
Administrative expenses	447

Total deductions	992,266

Net increase	2,689,292

Net assets available for benefits:
Beginning of year	9,883,640

End of year	$12,572,932

See the accompanying notes to financial statements.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Plan Description

The following description of the Priority Healthcare Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)	General

The Plan, which was effective January 1, 1999 and amended from time to time thereafter, is a defined contribution plan covering substantially all eligible full and part-time employees of Priority Healthcare Corporation (the ”Company”). The Plan is a combined profit sharing and 401(k) pre-tax savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1, or October 1 immediately following completion of 90 days of service and attaining age 18. Employees become eligible to participate in the Company’s profit sharing program of the Plan beginning on January 1, April 1, July 1, or October 1 immediately following completion of one year of service and attaining age 18. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed no fewer than 1,000 hours of service.

(b)	Contributions

Plan participants may voluntarily contribute, on a pre-tax basis, up to 80% of their annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan. Participants may also rollover amounts representing distributions from other eligible retirement plans. All contributions are held in trust and invested by the Plan’s trustee in accordance with the options elected by the participants (i.e. all investments are participant directed). Participants may elect to invest their contributions and the Company’s discretionary contributions in registered investment companies, a common collective trust, and the Company’s common stock. The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $13,000 for 2004.

The Plan provides for a Company discretionary profit sharing contribution. Discretionary contributions are allocated using a pro-rata formula where the contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant’s compensation in the plan year bears to the total compensation of all qualifying participants for the plan year. The profit sharing contribution, before forfeitures, for 2004 and 2003 was $435,354 and $838,565, respectively. Plan participants must be employed by the Company as of the Plan’s year end in order to earn any discretionary employer profit sharing contributions.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Plan Description, Continued

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, their pro rata share of Company discretionary profit sharing contributions (if any) and an allocation of Plan earnings or losses including market value adjustments on Plan investments. Allocations of earnings and losses are based on account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting. Employer discretionary profit sharing contributions (and earnings or losses thereon) vest according to the following schedule:

Years of service	Vesting percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, or upon termination of the Plan.

(e)	Distribution of Participant Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement, disability, or death. Participants still employed who have reached the age 59½ are eligible for distribution of their vested account balance in a lump sum or installment payments not to exceed their life expectancy. The normal retirement age, as defined by the Plan, is 65. If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $5,000, the participant may elect a lump sum or installments and any distribution date up to age 70½.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Plan Description, Continued

(f)	Forfeitures of Accounts

Any non-vested account balance remaining after the final distribution of a terminated participant’s vested account balance is forfeited. Forfeitures of participants’ non-vested account balances are used to reduce future employer contributions to the Plan. In 2004, $151,260 was used to offset employer profit sharing contributions relating to the 2003 plan year. At December 31, 2004, there was $333,285 remaining in forfeited non-vested accounts.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of the non-forfeitable accrued benefit of the participant’s account in the Plan. A participant may not have more than two loans outstanding at any time. The loans, which are collateralized by a portion of the balance in the participant’s account, bear interest at prime plus 1%, determined on the first business day of each month, which ranged from 5% to 10% at December 31, 2004. All loans are repaid within a period of five years, except loans to acquire the participant’s principal residence, which must be repaid in a reasonable period of time, not to exceed 15 years.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(2)	Summary of Significant Accounting Policies, Continued

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The value of each registered investment company and the Priority Healthcare Corporation (“PHC”) common stock is determined at the close of each business day based on the market value, as reported by the trustee. The value of the common collective trust is determined by the trustee periodically. Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchases and sales of investments are recorded on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances. The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Risks and Uncertainties

The Plan provides for various investment options in registered investment companies, a common collective trust, and Priority Healthcare Corporation common stock. These investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(2)	Summary of Significant Accounting Policies, Continued

(f)	Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Management believes that the trustee maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(g)	Payment of Benefits

The Plan records benefit payments to withdrawing participants when paid. Under the rules for preparation of Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any. There were no unpaid distributions at December 31, 2004 or 2003.

(h)	Administration

Until September 30, 2004, the Plan had a trust agreement with Delaware Management Trust Company whereby the trustee received contributions, invested Plan assets and distributed amounts for benefit payments as directed by the plan administrator. On October 1, 2004, the Plan entered into a trust agreement with Fidelity Management Trust Company to provide trustee services. All trustee fees and the majority of other administrative expenses are paid by the Company.

(3)	Tax Status

The Plan has received a favorable tax determination letter from the Internal Revenue Service dated August 7, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes. The Plan has subsequently been amended to conform with various tax acts. In the opinion of the plan administrator and the Plan’s tax counsel, the Plan, as amended, continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2004	2003
Fidelity Advisor Stable Value Portfolio – Class II	$1,968,821	$	*
Priority Healthcare Corporation Common Stock	1,396,872		1,314,193
Fidelity Advisor Equity Income Fund	1,095,775		*
Fidelity Advisor Dividend Growth Fund	956,571		*
Fidelity Advisor Value Strategic Fund	896,547		*
Fidelity Advisor Freedom 2020 Fund	887,658		*
PIMCO Total Return Fund Class R	812,363		601,014
Fidelity Advisor Real Estate Fund	755,927		*
Fidelity Advisor Diversified International Fund	741,050		*
Delaware Stable Value Trust	*		1,512,045
AIM Basic Value Fund	*		932,717
Pioneer Fund	*		833,581
MFS Total Return Fund	*		733,375
State Street Research Mid-Cap Value Fund	*		603,496
Delaware International Value Equity Fund	*		553,964

*	- Did not constitute 5% or more of plan assets for the year presented.

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year), appreciated in value by $725,642 during the year ended December 31, 2004 as follows:

Registered investment companies	$803,889
Common collective trust	32,458
Common stock	(110,705)

$725,642

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

(5)	Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(6)	Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of registered investment companies and a common collective trust managed by Fidelity Management Trust Company, who is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. An officer of the Company serves as the plan administrator. In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

(7)	Form 5500

There were no substantial differences between the accompanying financial statements as of December 31, 2004 and 2003 and the financial information reported on the Form 5500.

(8)	Subsequent Events

Effective January 1, 2005, the net assets of the Healthbridge 401(k) Profit Sharing Plan and the Integrity Healthcare Services, Inc. Retirement 401(k) Plan were merged with and into the net assets of the Priority Healthcare Corporation 401(k) Profit Sharing Plan.

PRIORITY HEALTHCARE CORPORATION

401(K) PROFIT SHARING PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2004

EIN # 35-1927379

Plan # 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost**	(e) Current value
*	Fidelity Investments	Common Collective Trust
		Fidelity Advisor Stable Value Portfolio - Class II	$—	$1,968,821
*	Priority Healthcare Corporation
	Common Stock	Equity securities of Priority Healthcare Corporation	—	1,396,872
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Equity Income Fund Class T	—	1,095,775
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Dividend Growth Fund Class T	—	956,571
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Value Strategies Fund Class T	—	896,547
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2020 Fund Class T	—	887,658
	PIMCO Funds	Registered Investment Companies
		PIMCO Total Return Fund Class R	—	812,363
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Real Estate Fund Class T	—	755,927
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Diversified International Fund Class T	—	741,050
	Dreyfus	Registered Investment Companies
		Dreyfus S&P 500 Index Fund	—	615,187
	Evergreen Investments	Registered Investment Companies
		Evergreen Special Values Fund Class A	—	519,391
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Mid Cap Fund Class T	—	457,398
	American Century Investments	Registered Investment Companies
		American Century Ultra Advisor Fund	—	324,346
	American Century Investments	Registered Investment Companies
		American Century Vista Advisor Fund	—	242,413
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2030 Fund Class T	—	34,780
*	Fidelity Investments	Cash Account	—	26,634
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2035 Fund Class T	—	12,528
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Small Capital Fund Class T	—	9,975
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2040 Fund Class T	—	9,765
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2025 Fund Class T	—	6,328
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2015 Fund Class T	—	967
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2010 Fund Class T	—	892
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Strategic Income Fund Class T	—	678
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom 2005 Fund Class T	—	67
*	Fidelity Investments	Registered Investment Companies
		Fidelity Advisor Freedom Income Fund Class T	—	39
*	Participant Loans	Various maturities (Interest rates from 5% to 10%)	—	283,659

			$—	$12,056,631

*	Party-in-interest
**	Historical cost is not required as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIORITY HEALTHCARE CORPORATION
401(K) PROFIT SHARING PLAN

Date: June 29, 2005	By:	/s/ Rebecca M. Shanahan
Name: Rebecca M. Shanahan
Title: Plan Administrator